SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	November	2010
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News release, dated November 12, 2010.

Document 1

For Immediate Release	November 12, 2010

SONDE RESOURCES CORP.  ANNOUNCES THIRD QUARTER 2010
FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA--(Marketwire – November 12, 2010) - Sonde Resources Corp. ("Sonde" or the "Company") (TSX: SOQ) (NYSE Amex LLC: SOQ) announced today the release of its financial and operating results for the third quarter ended September 30, 2010. The Management's Discussion and Analysis and financial statements for the third quarter ended September 30, 2010, can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Financial and Operating Highlights

In Western Canada, Sonde focused capital activity on its extensive behind-pipe inventory, deploying $4.1 million to complete 12 re-entries (75% economic success rate) and 19 separate work-overs (100% economic success rate). Weather-related tie-in delays and plant capacity constraints prevented the Company from getting a significant portion of this new production to market in the third quarter.

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Western Canada average daily production for the third quarter averaged 2,716 boe/d compared to 2,548 boe/d for the comparable quarter in 2009. On a year to date basis Western Canada average daily production was 2,796 boe/d compared to 3,007 boe/d for the same period in 2009. The decrease in 2010 year to date production results from natural base decline, which was partially offset by the portion of the third quarter program that has already been tied in.

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Petroleum and natural gas sales, net of transportation, for the three months ended September 30, increased from $5.9 million in 2009 to $7.9 million in 2010. On a year to date basis, petroleum and natural gas sales, net of transportation, increased from $23.8 million in 2009 to $26.2 million in 2010.  The increase is mainly due to an increase in realized prices which offset the Company’s decrease in natural gas production in 2010 compared to 2009.

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Cash flow from operations for the nine months ended September 30 was $1.2 million in 2010 compared to cash flow used for operations of $(13.1) million for the same period in 2009. On a year to date basis, cash flow from operations was $4.6 million in 2010 compared to cash flow used for operations in 2009 of $(21.8) million.

•
For fourth quarter and early 2011, Sonde will continue to pursue similar behind-pipe opportunities, and begin a re-development drilling program using horizontal wells and multi-stage frac technology in the Mannville I oil pool at Drumheller.  In preparation for this program the Company successfully tested GasFrac’s gelled propane fracturing technology in a vertical well re-entry in October, and plans to utilize this technology for initial horizontal completions. Sonde is also conducting additional vertical production tests in its Windfall Gething pool, following an initial vertical re-completion testing 1.2 mmcf/d and 20 bbls/d in late second quarter, in anticipation of adding a horizontal development drilling program at Windfall in second quarter 2011.

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As part of its strategy to add oil and condensate-rich resource plays to the portfolio, in the third quarter Sonde acquired 20,160 net ha (49,795 net ac) of Duvernay and Montney mineral rights at an average of $70 per hectare ($28 /acre) in 3 Alberta lease sales.  Based on an internal regional assessment of the middle Devonian in Western Central and NW Alberta, management believes the Duvernay in particular contains similar geologic characteristics to other successful oil/condensate resource plays in North America, and with third quarter additions Sonde now controls 26,638 net hectares (65,795 net acres) of highly consolidated Duvernay rights in prospective areas.  Management intends to conduct 2-3 vertical Duvernay re-entries in first and second quarter 2011, seeking to high-grade its acreage, in preparation for the first horizontal drilling activity in third and fourth quarters 2011.

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In the third quarter, Sonde finished its preparations to drill and test the Zarat North 1 appraisal well on the 7th of November Block, offshore Libya/Tunisia.  Sonde anticipates taking delivery of the ENSCO 105 jack-up rig between Nov. 15-20 and completing the well, including production testing, within 45 days after spud.

Financial and Operational Review

	Three months ended September 30			Nine months ended September 30
($ thousands except share, per share and operating amounts)	2010	2009	% change	2010	2009	% change
Financial
Petroleum and natural gas sales, net of transportation	7,869	5,913	33	26,153	23,837	10
Cash flow from (used for) operations(1)	1,199	(13,133)	109	4,600	(21,848)	121
Cash flow per share – basic (1)	$0.02	($0.38)	105	$0.08	($0.64)	113
Net income (loss)	(6,910)	29,456	(123)	(26,737)	10,582	(353)
Net income (loss) per share - basic	($0.11)	$0.85	(113)	($0.44)	$0.31	(242)
Capital expenditures	11,469	55,872	(79)	28,795	85,264	(66)
Working capital surplus	25,677	6,917	271	25,677	6,917	271
Shares outstanding at period end	62,301,445	39,274,612	59	62,301,445	39,274,612	59
Operating
Natural gas (mcf/d)	12,417	11,794	5	13,048	14,616	(11)
Crude oil and natural gas liquids (bbl/d)	646	582	11	621	571	9
Total production (boe/d)	2,716	2,548	7	2,796	3,007	(7)
Natural gas ($/mcf)	$4.33	$2.57	68	$4.68	$3.84	22
Crude oil and natural gas liquids ($/bbl)	$66.03	$58.24	13	$68.59	$54.47	26
Total ($/boe)	$35.49	$25.22	41	$37.05	$29.04	28
(1) Non-GAAP measure

	Three months ended September 30			Nine months ended September 30
	2010	2009	% change	2010	2009	% change
Gross undeveloped land (acres)
Western Canada	252,384	227,763	11	252,384	227,763	11
Offshore Trinidad and Tobago	80,890	135,060	(40)	80,890	135,060	(40)
Offshore Nova Scotia	27,790	1,070,335	(97)	27,790	1,070,335	(97)
Offshore Libya/Tunisia	768,000	768,000	--	768,000	768,000	--
Wells drilled in Western Canada
Gross	--	--	--	--	--	--
Net	--	--	--	--	--	--

Sonde Resources Corp. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas and in the development of a liquefied natural gas project.  Its operations are located in Western Canada, offshore Trinidad and Tobago, North Africa, and offshore Eastern United States.  See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

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Non-GAAP Measures – This document contains terms such as cash flow from operations and operating netback, which are non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and are, therefore, unlikely to be comparable to similar measures presented by other issuers.  Management believes cash flow from operations and operating netback are relevant indicators of the Company’s financial performance, ability to fund future capital expenditures and repay debt. Cash flow from operations and operating netback should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with GAAP, as an indicator of the Company's performance. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability generate funds to finance its operations.

Boe Presentation – Production information is commonly reported in units of barrel of oil equivalent ("boe").  For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil.  This conversion ratio of 6:1 is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Such disclosure of boes may be misleading, particularly if used in isolation.  Readers should be aware that historical results are not necessarily indicative of future performance.

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward -looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Such statements include, among others, those concerning our anticipated strategic and operational plans including our development program in Western Canada and potential growth opportunities and strategy of the Company, future capital expenditures, our expected financial performance, and the expectation of successful future results.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, operating conditions, availability of capital, and capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, risks affecting the Company's ability to execute projects and market oil and natural gas, risks inherent in operating in foreign jurisdictions, the ability to attract key personnel, and the inability to raise additional capital. Additional assumptions and risks are set out in detail in the Company’s Annual Information Form, available on SEDAR at www.sedar.com, and the Company's annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release is as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information except as required by law.

For Further Information Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.sonderesources.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	November 12, 2010	By:	/s/ Tonya Pizzey
			Name:	Tonya Pizzey
			Title:	Corporate Secretary